  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 16, 1996

                                                    REGISTRATION NO. 333-00985
=============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                 AMENDMENT NO. 3

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        ---------------------------------
                        THE PEP BOYS -- MANNY, MOE & JACK
             (Exact name of registrant as specified in its charter)
     Pennsylvania                                           23-0962915
(State or other jurisdiction                             (I.R.S. Employer
     of incorporation)                                   Identification No.)
                        ---------------------------------
                           3111 West Allegheny Avenue
                        Philadelphia, Pennsylvania 19132
                                 (215) 229-9000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                        ---------------------------------
                              Mitchell G. Leibovitz
                             Chairman of the Board,
                      President and Chief Executive Officer
                        The Pep Boys -- Manny, Moe & Jack
                        ---------------------------------
                           3111 West Allegheny Avenue
                        Philadelphia, Pennsylvania 19132
                                 (215) 229-9000
                    (Name, address, including zip code, and
                                telephone number,
                   including area code, of agent for service)
                        ---------------------------------
                                 with copies to:
      Daniel D. Rubino, Esq.                      Norman D. Slonaker, Esq.
    Willkie Farr & Gallagher                          Brown & Wood LLP
      One Citicorp Center                          One World Trade Center
      153 East 53rd Street                        New York, New York 10048
    New York, New York 10022                             (212) 839-5300
         (212) 821-8000
    (Counsel for Registrant)                     (Counsel for Underwriter)
                        ---------------------------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                        ---------------------------------

                       CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                                                     Proposed
                                                                                      Maximum
                                                              Proposed Maximum       Aggregate        Amount of
    Title of Each Class of Securities        Amount to be    Offering Price per      Offering       Registration
             to be Registered               Registered(1)       Security(2)          Price(2)          Fee(3)
- ------------------------------------------------------------------------------------------------------------------
Liquid Yield Option(TM) Notes due 2011  .    $271,704,000          55.207%         $149,999,628        $51,725
- ------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share
  (including attached Common Stock
  Purchase Rights (4) ...................              (5)         --                        --           None
- ------------------------------------------------------------------------------------------------------------------

(TM)Trademark of Merrill Lynch & Co., Inc.

(1) Includes $35,439,000 in principal amount of LYONs subject to the Underwriter's over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Of which $39,656 has been previously paid and $12,069 is paid herewith.

(4) Prior to the occurrence of certain events, the Common Stock Purchase Rights will not be evidenced separately from shares of the Common Stock. Upon the occurrence of such events, separate Rights certificates will be issued representing one Right for each share of Common Stock held.

(5) Represents such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the LYONs.
                        ---------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                            SUBJECT TO COMPLETION

               PRELIMINARY PROSPECTUS DATED SEPTEMBER 16, 1996

PROSPECTUS

                                     LOGO


                    Liquid Yield Option(TM) Notes due 2011
                        (Zero Coupon -- Subordinated)
                                    ------

   The issue price of each Liquid Yield Option(TM) Note ("LYON") to be issued
by The Pep Boys -- Manny, Moe & Jack (the "Company") will be $     (  % of
principal amount at maturity) (the "Issue Price"), and there will be no periodic payments of interest. The LYONs will mature on September , 2011.
The Issue Price of each LYON represents a yield to maturity of   % per annum
(computed on a semiannual bond equivalent basis) calculated from September , 1996. The LYONs will be subordinated to all existing and future Senior Indebtedness of the Company. As of August 3, 1996, there was approximately $417.9 million of Senior Indebtedness outstanding. See "Description of LYONs
- -- Subordination of LYONs."

   Each LYON will be convertible at the option of the Holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased, into common stock, par value $1.00 per share, of the Company (the "Common Stock")
at a conversion rate of     shares per LYON (the "Conversion Rate"). The
Conversion Rate will not be adjusted for accrued Original Issue Discount but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the Holder will not receive any cash payment representing accrued Original Issue Discount; such accrued Original Issue Discount will be deemed paid by the Common Stock received on conversion. See "Description of LYONs -- Conversion Rights." On September 13, 1996, the last reported Sale Price of the Common Stock on the New York Stock Exchange Composite Tape was $36 per share.

   LYONs will be purchased by the Company, at the option of the Holder, on September , 2001 and September , 2006 (each a "Purchase Date") for a
Purchase Price per LYON of $    and $    (Issue Price plus accrued Original
Issue Discount to each such date), respectively. The Company, at its option, may elect to pay the Purchase Price on any Purchase Date in cash or shares of Common Stock, or in any combination thereof. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder." In addition, as of 35 business days after the occurrence of any Change in Control of the Company occurring on or prior to September , 2001, LYONs will be purchased for cash by the Company, at the option of the Holder, for a Change in Control Purchase Price equal to the Issue Price plus accrued Original Issue Discount to the date set for such purchase. In certain circumstances the Company's ability to pay the Change in Control Purchase Price may be limited. See "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder."

   The LYONs are not redeemable by the Company prior to September , 2001. On and after that date, the LYONs are redeemable for cash at any time at the option of the Company, in whole or in part, at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of LYONs -- Redemption of LYONs at the Option of the Company."

   For a discussion of certain United States federal income tax consequences for Holders of LYONs, see "Certain Tax Aspects."


   Application has been made to list the LYONs on the New York Stock
Exchange.
                                    ------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
- -----------------------------------------------------------------------------

==========================================================================================
                  Principal Amount at      Price to       Underwriting       Proceeds to
                        Maturity            Public         Discount(1)       Company(2)
- ------------------------------------------------------------------------------------------
Per LYON  ....             100%                  %                %                 %
- ------------------------------------------------------------------------------------------
Total(3)  ....            $                   $                $                 $
==========================================================================================

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $275,000.

(3) The Company has granted to the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an
    additional $     aggregate principal amount at maturity of LYONs on the
    same terms as set forth above to cover over-allotments, if any. If the option is exercised in full, the total Principal Amount at Maturity, Price to Public, Underwriting Discount and Proceeds to Company will be
    $    , $    , $     and $    , respectively. See "Underwriting."
                                      ------

   The LYONs are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the LYONs will be made in New York, New York on or about September , 1996.
(TM) Trademark of Merrill Lynch & Co., Inc.
                                    ------
                             Merrill Lynch & Co.
                                    ------

              The date of this Prospectus is September  , 1996.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE LYONS OFFERED HEREBY OR THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                                    ------

                            AVAILABLE INFORMATION


   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected, and copies of such material may be obtained at prescribed rates, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as the Company. The address of the Commission's Web site is http:/www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"). Reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

   This Prospectus contains forward-looking statements that involve risks and uncertainties, including risks associated with the automotive aftermarket retail and service industries and other risks detailed from time to time in the Company's filings with the Commission.

   This Prospectus constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the LYONs offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended February 3, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended May 4, 1996 and August 3, 1996, the description of the Company's Common Stock set forth in the Registration Statement on Form 8-A filed by the Company to register such securities under Section 12 of the Exchange Act, and any amendments or reports filed for the purpose of updating such description, and the description of the Company's Common Stock Purchase Rights set forth in the Registration Statement on Form 8-A, dated December 21, 1987, as amended by the Company's Form 8, dated June 30, 1989, each as filed with the Commission pursuant to the Exchange Act, are incorporated into this Prospectus by reference.

   All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to Mr. Michael J. Holden, Executive Vice President, Chief Financial Officer and Treasurer, The Pep Boys -- Manny, Moe & Jack, 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132, telephone (215) 229-9000.

                              PROSPECTUS SUMMARY

   The following summary is qualified by the detailed information and financial statements included elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriter's over-allotment option is not exercised.

                                 THE COMPANY

   The Pep Boys -- Manny, Moe & Jack (together with its subsidiaries, the "Pep Boys" or the "Company") is a leading automotive aftermarket retail and service chain. The Company is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts. Pep Boys operates its business through its chain of 540 stores (as of August 3, 1996) located in 33 states, the District of Columbia and Puerto Rico, of which 331 stores are owned and 209 stores are leased. Pep Boys believes it is best positioned to gain market share and to increase shareholder value by serving the "do-it-yourself," "do-it-for-me" and "buy-for-resale" customer segments with the highest quality merchandise and service at the best value.

   The Company operates approximately 10,759,000 gross square feet of retail space, including an aggregate of 4,906 service bays. A typical Pep Boys store is a free-standing warehouse format Supercenter of approximately 22,000 square feet. The new prototype for Supercenter stores is approximately 19,500 square feet in size. Each new Supercenter will continue to have approximately 12 service bays along with a product offering of approximately 26,000 stock-keeping units ("SKUs") and will generally be located in an area with high automotive traffic count and population density. Pep Boys believes that the operation of service bays in its Supercenter stores differentiates it from most of its competitors by providing its customers with the ability to purchase parts and have them installed at the same location.

   In fiscal 1994, the Company introduced a supplemental store format under the name "PARTS USA" to operate in locations that the Company believes will be better served by stores with an extensive selection of parts and accessories but without tires or service bays. These locations consist of certain urban areas and areas located between Supercenters. PARTS USA stores average approximately 11,000 square feet and stock approximately 23,000 SKUs. The new prototype for PARTS USA stores is approximately 7,800 square feet in size. As compared to the Supercenters, PARTS USA stores have a higher percentage of hard parts and accessories, the highest margin merchandise categories, in the sales mix. By supplementing its Supercenter expansion with PARTS USA stores, the Company seeks to increase its market penetration and share over time.

   The Company is positioning certain Supercenters and PARTS USA stores to deliver high quality parts to the professional installer. This will strengthen the Company's position in the "buy-for-resale" category by allowing the Company to further penetrate its markets while providing a valuable service to the busy, professional mechanic.

   During fiscal years 1992, 1993 and 1994, Pep Boys added a net of 20, 29 and 49 stores, respectively, including the first PARTS USA store in fiscal 1994. In fiscal 1995, the Company added a net of 71 stores which includes 46 new warehouse format Supercenters and 29 PARTS USA stores, and closed four older stores. Included in the Company's expansion were seven stores in Puerto Rico -- its initial units outside of the continental United States. As of August 3, 1996, the Company had 489 Supercenters and 51 PARTS USA stores.

   Although the Company's competition varies by geographical area, the Company believes that it generally has a favorable competitive position in terms of price, depth and breadth of merchandise, quality of personnel and customer service. The Company believes that it provides customers with among the lowest prices in each of its markets. Pep Boys employs an everyday-low-price strategy which it believes provides its customers better value and consistency on a day-to-day basis and improves inventory management. In addition, Pep Boys believes that it carries among the largest selection of parts, accessories and chemicals in the automotive aftermarket retail industry, with approximately 26,000 SKUs per Supercenter. The Com-pany also believes it provides a high level of customer service through its well-trained and knowledgeable employees. The Company's advertising strategy consists primarily of television advertising and multi-page catalogs, supplemented with radio advertising and various in-store promotions.

   The Company utilizes electronic parts catalogs, enabling employees to reference and access parts instantly while noting price, related items and in-stock position. In addition, the Company monitors product sales by SKU through its point-of-sale system which utilizes bar code slot scanning. This system enables the Company to monitor its gross margins and set minimum and maximum inventory levels for each store. The Company's centralized buying system and a perpetual inventory-automatic replenishment system orders additional inventory from one of the Company's warehouses when a store's inventory on hand falls below the minimum level set for each SKU.

   The Pep Boys -- Manny, Moe & Jack, a Pennsylvania corporation, was incorporated in 1925. The Company's executive offices are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132, telephone (215) 229-9000.

                                 THE OFFERING

LYONs..........................  $     aggregate principal amount at maturity
                                 (excluding $  aggregate principal amount at
                                 maturity subject to the Underwriter's
                                 over-allotment option) of LYONs due
                                 September  , 2011. There will be no periodic
                                 interest payments on the LYONs. Each LYON
                                 will have an Issue Price of $     and a
                                 principal amount at maturity of $1,000.

Yield to Maturity of LYONs.....    % per annum (computed on a semiannual bond
                                 equivalent basis) calculated from September
                                  , 1996.

Conversion Rights..............  Each LYON will be convertible, at the option of the Holder, at any time on or prior to
                                 maturity, unless previously redeemed or
                                 otherwise purchased, into Common Stock at a
                                 Conversion Rate of   shares per LYON. The
                                 Conversion Rate will not be adjusted for accrued Original Issue Discount, but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the Holder will not receive any cash payment representing accrued Original Issue Discount; such accrued Original Issue Discount will be deemed paid by the Common Stock received by the Holder on conversion. See "Description of LYONs -- Conversion Rights."

Subordination..................  The LYONs will be subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company. As of August 3, 1996, there was approximately $417.9 million of Senior Indebtedness outstanding. See "Description of LYONs -- Subordination of LYONs."

Original Issue Discount........  Each LYON is being offered at an Original
                                 Issue Discount for United States federal income tax purposes equal to the excess of the principal amount at maturity of the LYON over the amount of the Issue Price. Prospective purchasers of LYONs should be aware that, although there will be no periodic payments of interest on the LYONs, accrued Original Issue Discount will be includible, periodically, in a Holder's gross income for United States federal income tax purposes prior to conversion, redemption, other disposition or maturity of such Holder's LYONs, whether or not such LYONs are ultimately converted, redeemed, sold (to the Company or otherwise) or paid at maturity. See "Certain Tax Aspects -- Original Issue Discount."

Sinking Fund...................  None.

Optional Redemption............  The LYONs will not be redeemable by the
                                 Company prior to September , 2001. On and after such date, the LYONs are redeemable for cash at any time at the option of the Company, in whole or in part, at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of LYONs -- Redemption of LYONs at the Option of the Company."

Purchase at the Option of the
  Holder.......................  The Company will purchase any LYON, at the option of the Holder, on September  , 2001
                                 and September  , 2006, for a Purchase Price
                                 of $   and $   (Issue Price plus accrued
                                 Original Issue Discount to each such date),
                                 respectively, representing a   % yield per
                                 annum to the Holder on such date, computed on a semiannual bond equivalent basis. Subject to certain exceptions, the Company, at its option, may elect to pay the Purchase Price on any such Purchase Date in cash or Common Stock, or any combination thereof. In addition, as of 35 business days after the occurrence of a Change in Control of the
                                 Company occurring on or prior to September
                                  , 2001, the Company will purchase for cash
                                 any LYON, at the option of the Holder, for a
                                 Change in Control Purchase Price equal to the Issue Price plus accrued Original Issue Discount to the Change in Control Purchase Date. The Change in Control purchase feature of the LYONs may in certain circumstances have an anti-takeover effect. A "Change in Control" is deemed to have occurred at such time as (i) any person (other than the Company, any subsidiary of the Company, or any employee benefit plan of either the Company or any such subsidiary) has become the beneficial owner of 50% or more of the Common Stock or other capital stock of the Company into which such Common Stock may be reclassified or changed, or (ii) a merger or consolidation of the Company shall be consummated (a) in which the Company is not the continuing or surviving corporation or
                                 (b) pursuant to which the Common Stock would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Common Stock immediately prior to the merger or consolidation have, directly or indirectly, at least a majority of the Common Stock of the continuing or surviving corporation. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price required by Holders seeking to exercise the purchase right, since substantially all of the Senior Indebtedness of the Company has cross-default provisions that could be triggered by a default under the change of control provisions in certain Senior Indebtedness. In such case, the Holders of the LYONs would be subordinated to the prior claims of the holders of Senior Indebted-ness. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" and "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder" for a summary of these provisions and the definition of "Change in Control."

Use of Proceeds................  The net proceeds to the Company from the sale of the LYONs will be used to repay the Company's variable-rate bank debt and for general corporate purposes. See "Use of Proceeds."

Listing........................  Application has been made to list the LYONs on the New York Stock Exchange.

                               USE OF PROCEEDS

   The net proceeds from the sale of the LYONs offered hereby are estimated to be approximately $ million ($ million if the Underwriter's over-allotment option is exercised in full). The Company intends to use the net proceeds to repay the Company's short-term variable-rate bank debt and portions of the Company's long-term variable-rate bank debt, in each case bearing interest at rates which range from 5.6% to 5.7%, and for general corporate purposes. The short-term debt expected to be repaid was incurred within one year of the date hereof to finance a portion of the capital expenditures incurred in connection with the opening of new stores and for working capital purposes. The long-term debt expected to be repaid matures in March 2001. See "Capitalization." Pending use of the proceeds of the Offering, the Company expects to invest such funds in short-term marketable securities.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at August 3, 1996, and as adjusted to give effect to the sale of the LYONs offered hereby and the use of proceeds thereof. See "Use of Proceeds."

                                                                             Actual       As Adjusted
                                                                          ------------   -------------
                                                                             (amounts in thousands)
Short-term debt  ......................................................    $   30,500      $
Current maturities of long-term debt  .................................           141
Long-term debt less current maturities:
   Indebtedness to banks under revolving credit loan agreement ........    $  115,000      $
   Other lines of credit with banks ...................................        95,000
   Mortgage notes .....................................................         2,393         2,393
   7% Notes due June 1, 2005 ..........................................       100,000       100,000
   6 5/8 % Notes due May 15, 2003 .....................................        75,000        75,000
   4% Convertible subordinated notes due September 1, 1999 ............        86,250        86,250
   LYONs offered hereby ...............................................            --
                                                                          ------------   -------------
                                                                           $  473,643      $
      Less current maturities  ........................................           141           141
                                                                          ------------   -------------
    Total long-term debt ..............................................    $  473,502      $
                                                                          ------------   -------------
Stockholders' equity:
   Common Stock, par value $1.00 per share: Authorized 500,000,000
     shares; 62,519,838 shares issued and outstanding  ................        62,520        62,520
   Paid-in capital ....................................................       146,873       146,873
   Retained earnings ..................................................       568,483       568,483
                                                                          ------------   -------------
                                                                              777,876       777,876
   Less:
     Shares held in benefits trust, 2,232,500 shares at cost  .........        60,269        60,269
                                                                          ------------   -------------
      Total stockholders' equity  .....................................       717,607       717,607
                                                                          ------------   -------------
Total long-term debt and stockholders' equity  ........................    $1,191,109      $
                                                                          ============   =============

                  PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "PBY". There were approximately 4,400 registered shareholders as of August 3, 1996. The table below sets forth the high and low sales prices of the Common Stock and the quarterly cash dividends declared per share of Common Stock during the periods indicated.

                                                                      Cash
                                                Price Range        Dividends
                                            ------------------
                                               Low       High       Declared
                                             -------     ------    -----------
Fiscal Year ending February 1, 1997
   First Quarter ........................    $ 27 7/8   $34 7/8      $.0525
   Second Quarter .......................      27 7/8    35 1/2       .0525
   Third Quarter (through September 13,
     1996)  .............................      30 5/8    36 1/2       .0525
Fiscal Year ending February 3, 1996
   First Quarter ........................    $ 24 3/8   $34 3/4      $.0475
   Second Quarter .......................      25 1/8    32 1/4       .0475
   Third Quarter ........................      22 1/2    29 1/8       .0475
   Fourth Quarter .......................      21 7/8    29 1/2       .0475
Fiscal Year ending January 28, 1995
   First Quarter ........................    $26        $31          $.0425
   Second Quarter .......................      29 1/4    33 3/4       .0425
   Third Quarter ........................      29 1/8    36           .0425
   Fourth Quarter .......................      28 1/2    36 7/8       .0425

   The last reported sales price for the Common Stock on the New York Stock Exchange on September 13, 1996 was $36.


   It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition and capital needs of the Company and other factors which the Board of Directors deems relevant.

                           SELECTED FINANCIAL DATA

   The selected financial data for the five years ended February 3, 1996 (except for "Number of retail outlets," "Ratio of earnings to fixed charges" and "Total square footage") were derived from audited financial statements. The financial statements for the three years ended February 3, 1996, which have been audited by Deloitte & Touche LLP, independent auditors, are incorporated by reference herein. The selected financial data for the 26-week periods ended August 3, 1996 and July 29, 1995, respectively, have been derived from unaudited financial statements and reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such periods. The results of operations in the 26-week period ended August 3, 1996 are not necessarily indicative of the operating results for the full year. The selected financial data should be read in conjunction with the financial statements and other information contained in the Company's Annual Report on Form 10-K for the year ended February 3, 1996, the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 1996 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                   26 Weeks Ended
                                      ---------------------------------------
                                       Aug. 3, 1996             July 29, 1995
                                       -------------            --------------
                                        (dollar amounts in thousands, except
                                                 per share amounts)
Earnings Statement Data
   Merchandise sales .......          $   769,974              $   657,116
   Service revenue .........              135,313                  114,931
                                       -------------            --------------
   Total revenues ..........              905,287                  772,047
   Gross profit from
     merchandise sales  ....              234,610                  197,030
   Gross profit from service
     revenue  ..............               28,112                   23,100
                                       -------------            --------------
   Total gross profit ......              262,722                  220,130
   Selling, general and
     administrative
     expenses  .............              167,795                  139,558
   Operating profit ........               94,927                   80,572
   Nonoperating income .....                  947                    1,148
   Interest expense ........               15,952                   15,683
   Earnings before income
     taxes and change in
     accounting principle  .               79,922                   66,037
   Income taxes ............               29,571                   24,599
   Earnings before change in
     accounting principle  .               50,351                   41,438
   Cumulative effect of
     change in accounting
     principle  ............                   --                       --
   Net earnings ............               50,351                   41,438
   Earnings per share before
     change in accounting
     principle  ............                  .82                      .68
   Cumulative effect of
     change in accounting
     principle  ............                   --                       --
   Net earnings per share ..                  .82                      .68
Balance Sheet Data
   Working capital .........          $   152,012              $    78,357
   Total assets ............            1,535,880                1,363,628
   Long-term debt ..........              473,502                  359,612
   Stockholders' equity ....              717,607                  625,651
Other Statistics
   Ratio of earnings to
     fixed charges(1)  .....                  4.7x                     4.3x
   Depreciation and
     amortization  .........          $    31,395              $    25,402
   Capital expenditures ....          $    77,798              $    86,074
   Common shares outstanding           62,519,838               62,001,488
   Number of retail outlets                   540                      453
   Total square footage ....           10,759,000                9,273,000

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                 Fiscal Year Ended
                               --------------------------------------------------------------------------------------
                                Feb. 3, 1996     Jan. 28, 1995     Jan. 29, 1994     Jan. 30, 1993      Feb. 1, 1992
                               --------------   ---------------    ---------------   ---------------   --------------

Earnings Statement Data
   Merchandise sales .......   $ 1,355,008      $ 1,211,536        $ 1,076,543       $ 1,008,191       $   873,381
   Service revenue .........       239,332          195,449            164,590           147,403           128,127
                               --------------   ---------------    ---------------   ---------------   --------------
   Total revenues ..........     1,594,340        1,406,985          1,241,133         1,155,594         1,001,508
   Gross profit from
     merchandise sales  ....       411,133          364,378            307,861           272,412           240,199
   Gross profit from service
     revenue  ..............        44,390           32,417             27,457            24,528            19,726
                               --------------   ---------------    ---------------   ---------------   --------------
   Total gross profit ......       455,523          396,795            335,318           296,940           259,925
   Selling, general and
     administrative
     expenses  .............       296,089          247,872            214,710           194,160           176,275
   Operating profit ........       159,434          148,923            120,608           102,780            83,650
   Nonoperating income .....         2,090            3,490              3,601             3,015             1,933
   Interest expense ........        32,072           25,931             19,701            20,180            25,071
   Earnings before income
     taxes and change in
     accounting principle  .       129,452          126,482            104,508            85,615            60,512
   Income taxes ............        47,958           46,474             38,996            31,036            21,640
   Earnings before change in
     accounting principle  .        81,494           80,008             65,512            54,579            38,872
   Cumulative effect of
     change in accounting
     principle  ............            --           (4,300)                --                --                --
   Net earnings ............        81,494           75,708             65,512            54,579            38,872
   Earnings per share before
     change in accounting
     principle  ............          1.34             1.32               1.06               .90               .69
   Cumulative effect of
     change in accounting
     principle  ............            --             (.07)                --                --                --
   Net earnings per share ..          1.34             1.25               1.06               .90               .69
Balance Sheet Data
   Working capital .........   $    39,868      $   121,858        $    92,518       $   104,622       $    81,935
   Total assets ............     1,500,008        1,291,019          1,078,518           967,813           856,925
   Long-term debt ..........       367,043          380,787            253,000           209,347           279,250
   Stockholders' equity ....       665,460          586,253            547,759           509,763           378,514
Other Statistics
   Ratio of earnings to
     fixed charges(1)  .....           4.1x             4.7x               4.9x              4.3x              3.1x
   Depreciation and
     amortization  .........   $    53,456      $    44,402        $    39,125       $    36,674       $    33,439
   Capital expenditures ....   $   205,913      $   185,072        $   135,165       $    78,025       $    65,801
   Common shares outstanding    62,084,021       61,501,679         61,060,055        60,669,102        55,773,813
   Number of retail outlets            506              435                386               357               337
   Total square footage ....    10,255,000        8,900,000          7,771,000         7,039,000         6,522,000

- ------
(1) Computed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes and change in accounting principle plus fixed charges (exclusive of capitalized interest costs). "Fixed charges" consist of interest costs (including capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   The following table presents for the periods indicated certain items in the consolidated statements of earnings as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.


                                                  Percentage of Total Revenues
                           --------------------------------------------------------------------------
                                 26 Weeks Ended                       Fiscal Year Ended
                          ---------------------------   ---------------------------------------------

                             Aug. 3,       July 29,
                              1996           1995       Feb. 3, 1996   Jan. 28, 1995    Jan. 29, 1994
                           -----------   ------------    ------------   -------------   -------------
Merchandise sales  .....       85.1%         85.1%           85.0%          86.1%            86.7%
Service revenue(1)  ....       14.9          14.9            15.0           13.9             13.3
                           -----------   ------------    ------------   -------------   -------------
Total revenues  ........      100.0         100.0           100.0          100.0            100.0
Costs of merchandise
  sales(2) .............       69.5(3)       70.0(3)         69.7(3)        69.9(3)          71.4(3)
Costs of service
  revenue(2) ...........       79.2(3)       79.9(3)         81.5(3)        83.4(3)          83.3(3)
                           -----------   ------------    ------------   -------------   -------------
Total costs of revenues        71.0          71.5            71.4           71.8             73.0
Gross profit from
  merchandise sales ....       30.5(3)       30.0(3)         30.3(3)        30.1(3)          28.6(3)
Gross profit from
  service revenue ......       20.8(3)       20.1(3)         18.5(3)        16.6(3)          16.7(3)
                           -----------   ------------    ------------   -------------   -------------
Total gross profit  ....       29.0          28.5            28.6           28.2             27.0
Selling, general and
  administrative
  expenses .............       18.5          18.1            18.6           17.6             17.3
                           -----------   ------------    ------------   -------------   -------------
Operating profit  ......       10.5          10.4            10.0           10.6              9.7
Nonoperating income  ...         .1            .1              .1             .2               .3
Interest expense  ......        1.8           2.0             2.0            1.8              1.6
                           -----------   ------------    ------------   -------------   -------------
Earnings before income
  taxes and cumulative
  effect of change in
  accounting principle .        8.8           8.5             8.1            9.0              8.4
Income taxes  ..........       37.0(4)       37.3(4)         37.0(4)        36.7(4)          37.3(4)
                           -----------   ------------    ------------   -------------   -------------
Earnings before
  cumulative effect of
  change in accounting
  principle ............        5.6           5.4             5.1            5.7              5.3
Cumulative effect of
  change in accounting
  principle ............       --            --              --              (.3)            --
                           -----------   ------------    ------------   -------------   -------------
Net earnings  ..........        5.6           5.4             5.1            5.4              5.3
                           ===========   ============    ============   =============   =============

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                            Percentage Change
                           ---------------------------------------------------
                           26 Weeks Ended
                           --------------
                            Aug. 3, 1996
                                vs.
                           26 Weeks Ended   Fiscal 1995 vs.   Fiscal 1994 vs.
                           July 29, 1995      Fiscal 1994       Fiscal 1993
                           --------------    ---------------   ---------------
Merchandise sales  .....        17.2%             11.8%             12.5%
Service revenue(1)  ....        17.7              22.5              18.7
                           --------------    ---------------   ---------------
Total revenues  ........        17.3              13.3              13.4
Costs of merchandise
  sales(2) .............        16.4              11.4              10.2
Costs of service
  revenue(2) ...........        16.7              19.6              18.9
                           --------------    ---------------   ---------------
Total costs of revenues         16.4              12.7              11.5
Gross profit from
  merchandise sales ....        19.1              12.8              18.4
Gross profit from
  service revenue ......        21.7              36.9              18.1
                           --------------    ---------------   ---------------
Total gross profit  ....        19.3              14.8              18.3
Selling, general and
  administrative
  expenses .............        20.2              19.5              15.4
                           --------------    ---------------   ---------------
Operating profit  ......        17.8               7.1              23.5
Nonoperating income  ...       (17.5)            (40.1)             (3.1)
Interest expense  ......         1.7              23.7              31.6
                           --------------    ---------------   ---------------
Earnings before income
  taxes and cumulative
  effect of change in
  accounting principle .        21.0               2.3              21.0
Income taxes  ..........        20.2               3.2              19.2
                           --------------    ---------------   ---------------
Earnings before
  cumulative effect of
  change in accounting
  principle ............        21.5               1.9              22.1
Cumulative effect of
  change in accounting
  principle ............        --                --                --
Net earnings  ..........        21.5               7.6              15.6
                           ==============    ===============   ===============

- ------
(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of earnings before income taxes and cumulative effect of change in accounting principle.


TWENTY-SIX WEEKS ENDED AUGUST 3, 1996 VS. TWENTY-SIX WEEKS ENDED JULY 29,
1995

   Total revenues increased 17% due to a higher store count (540 at August 3, 1996 compared with 453 at July 29, 1995) coupled with a 4% increase in comparable store revenues (revenues generated by stores in operation during the same months of each period). Comparable store merchandise sales increased 4% while comparable service revenue increased 6%.

   Gross profit from merchandise sales increased, as a percentage of merchandise sales, due primarily to higher merchandise margins, offset, in part, by an increase in store occupancy costs.

   Selling, general and administrative expenses increased, as a percentage of total revenues, due primarily to increases in general office costs and store expenses.

   Interest expense decreased, as a percentage of total revenues, due mainly to spreading such costs over higher sales volume.

   Net earnings increased, as a percentage of total revenues, due to an increase in comparable store sales coupled with an increase, as a percentage of merchandise sales, in gross profit from merchandise sales and a decrease, as a percentage of total revenues, in interest expense, offset, in part, by an increase, as a percentage of total revenues, in selling, general and administrative expenses.

FISCAL 1995 VS. FISCAL 1994

   Total revenues for fiscal 1995, which included 53 weeks, increased 13% over fiscal 1994 due to a higher store count (506 at February 3, 1996 compared with 435 at January 28, 1995). Comparable store revenues (revenues generated by stores in operation during the same months of each period) increased 1%. Total revenues for fiscal 1995, excluding the extra week, increased 11% on an overall basis and were unchanged on a comparable store basis. Comparable store merchandise sales decreased 1% while comparable store service revenue increased 7% over fiscal 1994 on a 52 week basis.

   The increase in gross profit from merchandise sales, as a percentage of merchandise sales, was due primarily to higher merchandise margins, offset, in part, by increases in store occupancy and warehousing costs.

   The increase in gross profit from service revenue, as a percentage of service revenue, was due primarily to decreases in service payroll and service center occupancy costs.

   The increase in selling, general and administrative expenses, as a percentage of total revenues, was due primarily to increases in store, general office and employee benefits expenses, offset, in part, by a decrease in media costs.

   The 24% increase in interest expense was due to higher debt levels incurred during the year to fund the Company's store expansion program coupled with higher interest rates.

   The 2% increase in earnings before the cumulative effect of a change in accounting principle in fiscal 1995, as compared with fiscal 1994, was due primarily to an increase in total revenues due to a higher store count, and increases in gross profit from merchandise sales, as a percentage of merchandise sales, and gross profit from service revenue, as a percentage of service revenue, mostly offset by increases in selling, general and administrative expenses and interest expense, as a percentage of total revenues.


FISCAL 1994 VS. FISCAL 1993

   Total revenues for fiscal 1994 increased 13% over fiscal 1993 due to a higher store count (435 at January 28, 1995 compared with 386 at January 29, 1994) coupled with a 5% increase in comparable store revenues (revenues generated by stores in operation during the same months of each period). Comparable store merchandise sales increased 5% while comparable store service revenue increased 8% over fiscal 1993.

   The increase in gross profit from merchandise sales, as a percentage of merchandise sales, was due primarily to significantly higher merchandise margins and a slight decrease in store occupancy costs.

   The small decrease in gross profit from service revenue, as a percentage of service revenue, was due primarily to an increase in service payroll costs, offset, in part, by a decrease in service employee benefits costs.

   The increase in selling, general and administrative expenses, as a percentage of total revenues, was due primarily to an increase in store expenses, offset, in part, by a decrease in employee benefits costs.

   The 32% increase in interest expense was due to higher debt levels incurred to fund the Company's store expansion program coupled with higher interest rates.

   The 22% increase in earnings before cumulative effect of change in accounting principle in fiscal 1994, as compared with fiscal 1993, was due to increases in comparable store revenues and gross profit from merchandise sales, as a percentage of merchandise sales, offset, in part, by increases in selling, general and administrative expenses and interest expense, as a percentage of total revenues.

EFFECTS OF INFLATION

   The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations in the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's cash requirements arise principally from the need to finance the acquisition, construction and equipping of new stores and to purchase inventory. The Company opened 75 stores in fiscal 1995, 51 stores in fiscal 1994 and 37 stores in fiscal 1993. In fiscal 1995, with an increase in cash from operating activities, the Company decreased its debt by $22,507,000. In fiscal 1994, with increased levels of capital expenditures coupled with cash utilized to purchase its stock for transfer to the Flexitrust, a flexible employee benefits trust (established on April 29, 1994 to fund a portion of the Company's obligations arising from various employee compensation and benefit plans and holding 2,232,500 shares of Common Stock as of August 3, 1996), the Company increased its debt by $182,859,000. In fiscal 1993, with increased levels of capital expenditures coupled with cash utilized to purchase its stock for transfer to the benefits trust, the Company increased its debt by $77,525,000.

   The following table indicates the Company's principal cash requirements beginning in fiscal 1993.

                                             26 Weeks Ended
                                              Aug. 3, 1996      Fiscal 1995     Fiscal 1994     Fiscal 1993
                                             ---------------   -------------    -------------   -------------
                                                              (dollar amounts in thousands)
Capital expenditures  ....................      $ 77,798         $205,913         $185,072        $135,165
Net inventory increase (decrease) (1)  ...        45,143          (71,351)          87,248          26,487
                                             ---------------   -------------    -------------   -------------
Total cash requirements  .................      $122,941         $134,562         $272,320        $161,652
                                             ===============   =============    =============   =============
Net cash provided by operating activities
  (excluding net inventory) ..............      $102,089         $159,968         $124,368        $111,704

- ------
(1) Net inventory increase (decrease) is the change in inventory less the change in accounts payable.

   Inventories have increased in the past three years as the Company added a net of 149 stores while stock-keeping units per store rose during the period from approximately 24,000 to approximately 26,000, many of which are higher cost hard parts.

   The Company opened 75 new stores in fiscal 1995 and currently plans to open approximately 100 new stores in fiscal 1996, 34 of which have been opened through the second quarter. Management estimates that the cost to open all 100 stores, coupled with capital expenditures relating to existing stores, warehouses and offices during fiscal 1996, will be approximately $200,000,000. Funds required to finance the store expansion, including related inventory requirements, are expected to come primarily from operating activities with the remainder provided by unused lines of credit, which totalled $178,500,000 at August 3, 1996, or from accessing traditional lending sources which may include the public capital markets.


   On August 25, 1994, the Company sold $86,250,000 of 4% convertible subordinated notes due September 1, 1999. Proceeds were used to repay portions of the Company's short-term variable rate debt.

   On April 21, 1995, the Company amended and restated a revolving credit agreement it had with several major banks to increase the amount of borrowings provided from up to $100,000,000 to up to $200,000,000. At the Company's option, the interest rate on any loan may be based on (i) the higher of the Federal funds rate plus 1/4 % or the prime rate, (ii) LIBOR plus up to .63% or (iii) a negotiated rate based upon market conditions.

   On June 12, 1995, the Company sold $100,000,000 of 7% Notes due June 1, 2005. Proceeds were used to repay portions of the Company's long-term variable-rate bank debt, and for general corporate purposes.


   The Company's working capital was $152,012,000 at August 3, 1996, $39,868,000 at February 3, 1996 and $121,858,000 at January 28, 1995. The
Company's long-term debt, as a percentage of its total capitalization, was 40% at August 3, 1996, 36% at February 3, 1996 and 39% at January 28, 1995.

                              DESCRIPTION OF LYONS

   The LYONs are to be issued under an indenture to be dated as of September , 1996 (the "Indenture"), among the Company and First Union National Bank, as trustee (the "Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the LYONs and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the LYONs and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the Form of LYON which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference. References herein are to sections in the Indenture and paragraphs in the Form of LYON.

GENERAL

   The LYONS will be unsecured, subordinated obligations of the Company limited to $___________ aggregate principal amount at maturity ($___________ aggregate principal amount at maturity if the Underwriter's over-allotment option is exercised in full) and will mature on September , 2011. The principal amount at maturity of each LYON is $l,000 and will be payable at the office of the Paying Agent, which initially will be the Trustee, or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York. (Sections 2.03, 2.04 and 4.05 and Form of LYON, paragraph 3)

   The LYONs are being offered at a substantial discount from their principal amount at maturity. See "Certain Tax Aspects -- Original Issue Discount." There will be no periodic payments of interest. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price and the principal amount at maturity of a LYON) in the period during which a LYON remains outstanding will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months; such accrual will commence on the issue date of the LYONs. (Form of LYON, paragraph 1) In the event of the maturity, conversion, purchase by the Company at the option of a Holder or redemption of a LYON, Original Issue Discount and interest, if any, will cease to accrue on such LYON, under the terms and subject to the conditions of the Indenture. (Section 2.08) The Company may not reissue a LYON that has matured or been converted, purchased by the Company at the option of a Holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof). (Section 2.10)

   The LYONs will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and integral multiples thereof. (Form of LYON, paragraph 11) LYONs may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. Each such agent shall initially be the Trustee. (Section 2.03) No service charge will be made for any registration of transfer or exchange of LYONs; however, the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. (Section 2.06)

   Because certain of the operations of the Company are conducted through wholly-owned Subsidiaries, the Company's cash flow and consequent ability to meet its debt obligations are dependent in part upon the earnings of its Subsidiaries and on dividends and other payments therefrom. Since the LYONs are solely an obligation of the Company, the Company's Subsidiaries are not obligated or required to pay any amounts due pursuant to the LYONs or to make funds available therefor in the form of dividends or advances to the Company. At August 3, 1996, under the provisions of the most restrictive of the Company's debt agreements, approximately $172.1 million of the retained earnings of the Company were available for payment of cash dividends with respect to the Company's Common Stock.

SUBORDINATION OF LYONS

   Indebtedness evidenced by the LYONs will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all existing and future Senior Indebtedness (as defined below). (Section 10.1) No payment of the Principal Amount at Maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Change in Control Purchase Price or interest, if any, with respect to any LYONs may be made by the

Company, nor may the Company pay cash with respect to the Purchase Price of any LYON (other than for fractional shares) or acquire any LYONs for cash or property except as set forth in the Indenture if (i) any payment default on any Senior Indebtedness has occurred and is continuing beyond any applicable grace period or (ii) any default (other than a payment default) with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and such default is either the subject of judicial proceedings or the Company receives a written notice of such default (a "Senior Indebtedness Default Notice"). Notwithstanding the foregoing, payments with respect to the LYONs may resume and the Company may acquire LYONs for cash when (a) the default with respect to the Senior Indebtedness is cured or waived or (b) in the case of a default described in (ii) above, 179 or more days pass after notice of the default is received by the Company, provided that the terms of the Indenture otherwise permit the payment or acquisition of the LYONs at that time. If the Company receives a Senior Indebtedness Default Notice, then a similar notice received within nine months thereafter relating to the same default on the same issue of Senior Indebtedness shall not be effective to prevent the payment or acquisition of the LYONs as provided above. (Section 10.04) In addition, no payment may be made on the LYONs if any LYONs are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default until the earlier of (i) 120 days after the date of such acceleration or (ii) the payment in full of all Senior Indebtedness, but only if such payment is then otherwise permitted under the terms of the Indenture. (Section 10.03) Upon any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all Senior Indebtedness shall first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the holders of the LYONs shall be entitled to receive any payment or distribution with respect to any LYONs. (Section 10.02)

   By reason of the subordination described herein, in the event of insolvency, upon any distribution of the assets of the Company, (i) the Holders of the LYONs are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing the assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all holders of Senior Indebtedness in full and (ii) unsecured creditors of the Company who are not Holders of LYONs or holders of Senior Indebtedness of the Company may recover less, ratably, than holders of Senior Indebtedness of the Company and may recover more, ratably, than the Holders of LYONs. (Section 10.02)

   The term "Senior Indebtedness" of the Company means, without duplication, the principal, premium (if any) and unpaid interest on all present and future
(i) indebtedness of the Company for borrowed money, (ii) obligations of the Company evidenced by bonds, debentures, notes or similar instruments, (iii) indebtedness incurred, assumed or guaranteed by the Company in connection with the acquisition by it or a Subsidiary of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles), (iv) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (v) reimbursement obligations of the Company in respect of letters of credit relating to indebtedness or other obligations of the Company that qualify as indebtedness or obligations of the kind referred to in clauses (i) through
(iv) above, and (vi) obligations of the Company under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (v) above, in each case unless the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding provides that such indebtedness or obligation is not superior in right of payment to the LYONs. (Section 1.01)

   As of August 3, 1996, there was approximately $417.9 million of Senior Indebtedness outstanding. There is no restriction under the Indenture on the creation of additional indebtedness, including Senior Indebtedness.

   The LYONs are effectively subordinated to all existing and future liabilities of the Company's Subsidiaries. Any right of the Company to participate in any distribution of the assets of any of the Company's Subsidiaries upon the liquidation, reorganization or insolvency of such Subsidiary (and the consequent right of the Holders of the LYONs to participate in those assets) will be subject to the claims of the creditors (including trade credi-

tors) of such Subsidiary, except to the extent that claims of the Company itself as a creditor of such Subsidiary may be recognized, in which case the claims of the Company would still be subordinate to any security interest in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

CONVERSION RIGHTS

   A Holder of a LYON may convert it into Common Stock at any time before the close of business on September , 2011, provided, however, that if a LYON is called for redemption, the Holder may convert it at any time before the close of business on the Redemption Date. A LYON in respect of which a Holder has delivered a Purchase Notice or a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such LYON may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Paying Agent prior to the close of business on the Purchase Date or the Change in Control Purchase Date, as the case may be, in accordance with the terms of the Indenture. (Section 3.08, 3.09 and 3.10 and Form of LYON, paragraph 9)

   The initial Conversion Rate for the LYONs is shares of Common Stock per $1,000 principal amount at maturity, subject to adjustment upon the occurrence of certain events described below. (Form of LYON, paragraph 9) See "Price Range of Common Stock and Dividends." A Holder otherwise entitled to a fractional share of Common Stock will receive cash equal to the market value of such fractional share based on the closing Sale Price on the Trading Day immediately preceding the Conversion Date. (Section 11.03 and Form of LYON, paragraph 9) A Holder may convert a portion of such Holder's LYONs so long as such portion is $1,000 principal amount at maturity or an integral multiple thereof. (Section 11.01 and Form of LYON, paragraph 9)

   To convert a LYON, a Holder must (i) complete and manually sign the conversion notice on the back of the LYON (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent (initially the Trustee) at the office maintained by the Conversion Agent for such purpose, (ii) surrender the LYON to the Conversion Agent, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the Conversion Date. (Sections 11.02 and 11.04 and Form of LYON, paragraph 9)

   Upon conversion of a LYON, a Holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the Holder of the fixed number of shares of Common Stock into which the LYON is convertible (together with the cash payment in lieu of any fractional shares) will satisfy the Company's obligation to pay the principal amount at maturity of the LYON, including the accrued Original Issue Discount attributable to the period from the Issue Date to the Conversion Date. Thus, the accrued Original Issue Discount will be deemed to be paid in full rather than cancelled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the LYONs for accrued Original Issue Discount. A certificate for the number of full shares of Common Stock into which any LYON is converted (and for cash in lieu of any fractional shares) will be delivered through the Conversion Agent no later than the seventh business day following the Conversion Date. (Sections 2.08 and 11.02) For a discussion of the tax treatment of a Holder receiving Common Stock upon conversion, see "Certain Tax Aspects -- Disposition or Conversion."

   The Conversion Rate will be adjusted for dividends or distributions on Common Stock payable in Common Stock or other capital stock of the Company; certain subdivisions, combinations or reclassifications of Common Stock; distributions to all holders of Common Stock of certain rights, warrants or options to purchase Common Stock or securities convertible into Common Stock for a period expiring within 60 days after the record date for such distribution at a price per share less than the Sale Price at the time; and distributions to all holders of Common Stock of assets or debt securities of the Company or rights, warrants or options to purchase securities of the Company (excluding cash dividends or other cash distributions from consolidated current net earnings or earned surplus or dividends payable in Common Stock but including Extraordinary Cash Dividends). However, no adjustment need be made if Holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that the Board of Directors of the Company determines to be fair and appropriate, or in certain other cases. In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase securities of the Company applicable to one share of Common Stock distributed to stockholders exceeds the Average Sale Price per share of Common Stock, or such Average Sale Price exceeds such fair market value of such portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the Holder of a LYON upon conversion thereof will be entitled to receive, in addition to the shares of Common Stock into which such LYON is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that such Holder would have received if such Holder had converted such LYON immediately prior to the record date for determining the shareholders entitled to receive the distribution. The Indenture permits the Company to increase the Conversion Rate from time to time. (Sections 11.06, 11.07, 11.08, 11.10, 11.12 and 11.14 and Form of LYON, paragraph 9)

   If the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets which is otherwise permitted under the terms of the Indenture, the right to convert a LYON into Common Stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets which the Holder would have received if the Holder had converted such Holder's LYONs immediately prior to the transaction. (Section 11.14)

   In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the Conversion Rate (or in which Holders otherwise participate) or in the event the Conversion Rate is increased at the discretion of the Company, the Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain Tax Aspects -- Constructive Dividend."

REDEMPTION OF LYONS AT THE OPTION OF THE COMPANY

   No sinking fund is provided for the LYONs. Prior to September , 2001, the LYONs will not be redeemable at the option of the Company. On and after that date, the Company may redeem the LYONs for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to Holders of LYONs (unless a shorter notice shall be satisfactory to the Trustee). Any such redemption must be in multiples of $1,000 principal amount at maturity. (Sections 3.01, 3.02 and 3.03 and Form of LYON, paragraphs 5 and 7)

   The table below shows Redemption Prices of a LYON per $1,000 principal
amount at maturity on September  , 2001, at each September   thereafter prior
to maturity, and at maturity on September , 2011, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a LYON redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to, but excluding, the Redemption Date. (Form of LYON, paragraph 5)

                             (1)                  (2)                 (3)
                                           Accrued Original       Redemption
                            LYON            Issue Discount           Price
 Redemption Date         Issue Price            at   %             (1) + (2)
 -----------------      -------------       ----------------      ------------
September  , 2001                                  $
September  , 2002
September  , 2003
September  , 2004
September  , 2005
September  , 2006
September  , 2007
September  , 2008
September  , 2009
September  , 2010
At Maturity  .....                                                 1,000.00


   If fewer than all of the LYONs are to be redeemed, the Trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a Holder's LYONs is selected for partial redemption and such Holder converts a portion of such LYONs prior to such redemption, such converted portion shall be deemed, solely for purposes of determining the aggregate Principal Amount of LYONs to be redeemed by the Company, to be of the portion selected for redemption. (Section 3.02)

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

   On September , 2001 and September , 2006 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the Holder thereof, any outstanding LYON for which a written notice (a "Purchase Notice") has been delivered by the Holder to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time from the opening of business on the date that is 20 business days preceding such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions set forth in part in the following paragraphs. (Section 3.08 and Form of LYON, paragraph
6)

   The table below shows the Purchase Prices of a LYON as of the specified Purchase Dates:

    Purchase Date                                            Purchase Price
 --------------------                                       ------------------
  September  , 2001                                                 $
  September  , 2006                                                 $


   The Company, at its option, may elect to pay such Purchase Price in cash or Common Stock, or any combination thereof. (Section 3.08 and Form of LYON, paragraph 6) For a discussion of the tax treatment of such a transaction, see "Certain Tax Aspects -- Disposition or Conversion."

   The Company will give notice (the "Company Notice") not less than 20 business days prior to each Purchase Date (the "Company Notice Date") to all Holders at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law) stating, among other things,
(i) whether the Company will pay the Purchase Price of the LYONs in cash or Common Stock, or any combination thereof, and (ii) the procedures that Holders must follow to require the Company to purchase LYONs from such Holders. (Section 3.08)

   The Purchase Notice given by any Holder requiring the Company to purchase LYONs shall state (i) the certificate numbers of the LYONs to be delivered by such Holder for purchase by the Company; (ii) the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple thereof; (iii) that such LYONs are to be purchased by the Company pursuant to the applicable provisions of the LYONs; and (iv) if the Company elects, pursuant to the Company Notice, to pay a specified percentage of the Purchase Price in Common Stock but such specified percentage is ultimately to be paid in cash because any of the conditions to payment of such specified percentage of the Purchase Price in Common Stock contained in the Indenture is not satisfied prior to the close of business on the Purchase Date, as described below, that such Holder elects (a) to withdraw such Purchase Notice as to some or all of the LYONs to which it relates (stating the principal amount at maturity and certificate numbers of the LYONs as to which such withdrawal shall relate) or (b) to receive cash in respect of the Purchase Price of all LYONs subject to such Purchase Notice. If the Holder fails to indicate such Holder's choice with respect to the election described in clause (iv) above in the Purchase Notice, such Holder shall be deemed to have elected to receive cash for the specified percentage of the Purchase Price that was to have been payable in Common Stock. (Section 3.08) See "Certain Tax Aspects -- Disposition or Conversion."

   Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the LYONs as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice. (Section 3.10)

   If the Company elects to pay the Purchase Price, in whole or in part, in shares of Common Stock, the number of shares to be delivered in respect of the specified percentage of the Purchase Price to be paid in Common Stock shall be equal to the dollar amount of such specified percentage of the Purchase Price divided by the Market Price (as defined below) of a share of Common Stock. However, no fractional shares of Common Stock will be delivered upon any purchase by the Company of LYONs in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock. (Section 3.08) Each Holder whose LYONs are purchased at the option of such Holder as of the Purchase Date shall receive the same percentage of cash or Common Stock in payment of the Purchase Price for such LYONs, except as described above with regard to the payment of cash in lieu of fractional shares of Common Stock. See "Certain Tax Aspects -- Disposition or Conversion."

   The "Market Price" means the average of the Sale Price of the Common Stock for the five Trading Day period ending on the third Trading Day prior to the applicable Purchase Date, appropriately adjusted to take into account the actual occurrence, during the seven Trading Days preceding such Purchase Date, of certain events that would result in an adjustment of the Conversion Rate with respect to the Common Stock. (Section 3.08) The "Sale Price" on any Trading Day means the closing per share sale price for the Common Stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case the average of the average bid and average ask prices) on such Trading Day as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System. A "Trading Day" means each day on which the securities exchange or quotation system which is used to determine the Sale Price is open for trading or quotation. (Section 1.01) Because the Market Price of the Common Stock is determined prior to the Purchase Date, Holders of LYONs bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to the Purchase Date. The Company may pay the Purchase Price, in whole or in part, in Common Stock only if the information necessary to calculate the Market Price is reported in The Wall Street Journal or another daily newspaper of national circulation. (Section 3.08)

   Upon determination of the actual number of shares of Common Stock issuable in accordance with the foregoing provisions, the Company will publish such determination in The Wall Street Journal or another daily newspaper of national circulation. (Section 3.08)

   The Company's right to purchase LYONs, in whole or in part, with shares of Common Stock is subject to the Company's satisfying various conditions, including the registration of the Common Stock under the Securities Act and the Exchange Act, unless there exists an applicable exemption to registration thereunder. If such conditions are not satisfied prior to the close of business on the Purchase Date, the Company will pay the Purchase Price of the LYONs in cash. (Section 3.08) The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase LYONs at the option of the Holders thereof on a Purchase Date. (Section 3.13) The Company may not change the form of consideration (or components or percentages of components thereof) to be paid once the Company has given its Company Notice to Holders of LYONs except as described in the second sentence of this paragraph. (Section 3.08)

   Payment of the Purchase Price for a LYON for which a Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. (Section 3.08) Payment of the Purchase Price for such LYON will be made promptly following the later of the business day following the Purchase Date and the time of delivery of such LYON. (Section 3.10) If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such LYON on the business day following the Purchase Date, then, on and after the Purchase Date, such LYON will cease to be outstanding and Original Issue Discount on such LYON will cease to accrue and will be deemed paid, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of such LYON). (Section 2.08)

   The Company's ability to purchase LYONs with cash may be limited by the terms of its then-existing borrowing agreements. No LYONs may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "Events of Default; Notice and Waiver" below (other than a default in the payment of the Purchase Price with respect to such LYONs). (Section 3.10)

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

   In the event of any Change in Control (as defined below) of the Company occurring on or prior to September , 2001, each Holder of LYONs will have the right, at the Holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the Holder's LYONs on the date that is 35 busi-ness days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to the Issue Price plus accrued Original Issue Discount to the Change in Control Purchase Date (the "Change in Control Purchase Price"). (Section 3.09 and Form of LYON, paragraph 6) Holders will not have any right to require the Company to purchase LYONs in the event of any Change in Control of the Company occurring after September
 , 2001.

   Within 15 business days after the Change in Control, the Company shall mail to the Trustee and to each Holder (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice shall state, among other things: (i) the date of such Change in Control and, briefly, the events causing such Change in Control, (ii) the date by which the Change in Control Purchase Notice (as defined below) must be given, (iii) the Change in Control Purchase Date, (iv) the Change in Control Purchase Price, (v) the name and address of the Paying Agent and the Conversion Agent,
(vi) the Conversion Rate and any adjustments thereto, (vii) that LYONs with respect to which a Change in Control Purchase Notice is given by the Holder may be converted into shares of Common Stock only if the Change in Control Purchase Notice has been withdrawn in accordance with the terms of the Indenture, (viii) the procedures that Holders must follow to exercise these rights, (ix) the procedures for withdrawing a Change in Control Purchase Notice, (x) that Holders who want to convert LYONs must satisfy the requirements set forth in paragraph 9 of the LYONs and (xi) briefly, the conversion rights of Holders of LYONs. The Company will cause a copy of such notice to be published in The Wall Street Journal or another daily newspaper of national circulation. (Section 3.09)

   To exercise the purchase right, the Holder must deliver written notice of the exercise of such right (a "Change in Control Purchase Notice") to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice shall state (i) the certificate numbers of the LYONs to be delivered by the Holder thereof for purchase by the Company; (ii) the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple thereof; and (iii) that such LYONs are to be purchased by the Company pursuant to the applicable provisions of the LYONs. (Section 3.09)

   Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the LYONs as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to a Change in Control Purchase Notice. (Section 3.10)

   Payment of the Change in Control Purchase Price for a LYON for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. (Section 3.09) Payment of the Change in Control Purchase Price for such LYON will be made promptly following the later of the business day following the Change in Control Purchase Date and the time of delivery of such LYON. (Section 3.10). If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of such LYON on the business day following the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such LYON will cease to be outstanding and Original Issue Discount on such LYON will cease to accrue and will be deemed paid, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such
LYON). (Section 2.08)

   Under the Indenture, a "Change in Control" of the Company is deemed to have occurred at such time as (i) any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) other than the Company, any Subsidiary of the Company, or any employee benefit plan of either the Company or any Subsidiary of the Company, files a Schedule 13D or 14D-1 under the Exchange Act (or any successor schedule, form or report) disclosing that such person has become the beneficial owner of 50% or more of the Common Stock or other Capital Stock of the Company into which such Common Stock is reclassified or changed, with certain exceptions, or (ii) there shall be consummated any consolidation or merger of the Company (a) in which the Company is not the continuing or surviving corporation (other than any consolidation or merger effected primarily to change the jurisdiction of incorporation of the Company) or (b) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of common stock of the continuing or surviving corporation immediately after the consolidation or merger. The Indenture does not permit the Board of Directors to waive the Company's obligation to purchase LYONs at the option of a Holder in the event of a Change in Control of the Company. (Section 3.09)

   The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable, and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase LYONs at the option of the Holders thereof upon a Change in Control. (Section 3.13) The Change in Control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other LYONs offerings that have been marketed by the Underwriter, and the terms of such feature result from negotiations between the Company and the Underwriter.

   If a Change in Control were to occur, there can be no assurance that the Company would have funds sufficient to pay the Change in Control Purchase Price for all of the LYONs that might be delivered by Holders seeking to exercise the purchase right, since substantially all of the Senior Indebtedness of the Company has cross-default provisions that could be triggered by a default under the change of control provisions in certain Senior Indebtedness. In such case, the Holders of the LYONs would be subordinated to the prior claims of the holders of Senior Indebtedness. In addition, the Company's ability to purchase LYONs with cash may be limited by the terms of its then-existing borrowing agreements. No LYONs may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "Events of Default; Notice and Waiver" below (other than a default in the payment of the Change in Control Purchase Price with respect to such LYONs). (Section 3.10)

MERGERS AND SALES OF ASSETS BY THE COMPANY

   The Company may not merge or consolidate with or into any other corporation or sell, lease, convey or otherwise dispose of all or substantially all of its assets to any other person, unless the Company is the continuing corporation or the successor (if other than the Company) is a corporation, partnership or trust organized and existing under the laws of the United States of America or a state thereof or the District of Columbia and such person assumes by supplemental indenture all obligations of the Company under the LYONs and the Indenture, and unless immediately after giving effect to such transaction, no default under the Indenture shall have occurred and be continuing. In case of any such merger, consolidation, sale, conveyance or other disposition and upon any such assumption by the successor, such successor will succeed to and be substituted for the Company, with the same effect as if it had been named as a party to the Indenture. (Section 5.01) Certain of the foregoing transactions, if they occur on or prior to September , 2001, could constitute a Change in Control of the Company permitting each Holder to require the Company to purchase the LYONs of such Holder as described above. (Section 3.09)

EVENTS OF DEFAULT; NOTICE AND WAIVER

   The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the Issue Price plus Original Issue Discount accrued to the date of default (in the case of an Event of Default specified in (i) or (ii) of the following paragraph) or to the date of such dec-laration (in the case of an Event of Default specified in (iii) or (iv) of the following paragraph) on all the LYONs to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the LYONs plus the Original Issue Discount accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable. Upon any such acceleration, the subordination provisions of the Indenture preclude any payment being made to Holders of LYONs until the earlier of (i) 120 days or more after the date of such acceleration and (ii) the payment in full of all Senior Indebtedness, but only if such payment is then otherwise permitted under the terms of the Indenture. See "Subordination of LYONs" above. Under certain circumstances, the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may rescind any such acceleration with respect to the LYONs and its consequences. (Sections 6.02 and 10.03) Interest shall accrue and be payable on demand upon a default in the payment of principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Change in Control Purchase Price or shares of Common Stock (or cash in lieu of fractional shares) to be delivered on conversion of LYONs, in each case to the extent that the payment of such interest shall be legally enforceable. (Section 6.01 and Form of LYON, paragraph 1)

   Under the Indenture, Events of Default include: (i) default in payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON, when the same becomes due and payable (whether or not such payment is prohibited by the provisions of the Indenture); (ii) failure by the Company to deliver shares of Common Stock (or cash in lieu of fractional shares) when such Common Stock (or cash in lieu of fractional shares) is required to be delivered following conversion of a LYON and continuance of such default for 10 days; (iii) failure by the Company to comply with any of its other agreements in the LYONs or the Indenture upon the receipt by the Company of notice of such default from the Trustee or from Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and the Company's failure to cure such default within 60 days after receipt by the Company of such notice; (iv) default resulting in acceleration of any indebtedness of the Company or any Consolidated Subsidiary, where the aggregate amount so accelerated exceeds $10 million and such acceleration is not rescinded or annulled within ten days after the written notice thereof to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding, provided, however, that such Event of Default will be cured or waived if the default that resulted in the acceleration of such Senior Indebtedness is cured or waived; or (v) certain events of bankruptcy or insolvency. (Section 6.01)

   The Trustee shall, within 90 days after the occurrence of any default, mail to all Holders of the LYONs notice of all defaults of which the Trustee shall be aware, unless such defaults shall have been cured or waived before the giving of such notice; provided, that the Trustee may withhold such notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the Holders. (Section 6.12)

   The Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. (Section 6.05) The Trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.01) No Holder of any LYON will have any right to pursue any remedy with respect to the Indenture or the LYONs, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount at maturity of the outstanding LYONs shall have made a written request to the Trustee to pursue such remedy; (iii) such Holder or Holders shall have offered to the Trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it; (iv) the Trustee shall have failed to comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and (v) the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs shall not have given the Trustee a direction inconsistent with such request within 60 days after receipt of such request. (Section 6.06)

   The right of any Holder: (a) to receive payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Change in Control Purchase Price or interest, if any, in respect of the LYONs held by such Holder on or after the respective due dates expressed in the LYONs or as of any Redemption Date, (b) to convert such LYONs, or (c) to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or adversely affected without such Holder's consent. (Section 6.07)

   The Holders of a majority in aggregate principal amount at maturity of LYONs at the time outstanding may waive any existing default and its consequences except (i) any default in any payment on the LYONs, (ii) any default with respect to the conversion rights of the LYONs, or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the Holder of each LYON as described in "Modification" below. When a default is waived, it is deemed cured and shall cease to exist, but no such waiver shall extend to any subsequent or other default or impair any consequent right. (Section 6.04)

   The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture. In addition, the Company shall file with the Trustee written notice of the occurrence of any default or Event of Default within five Business Days of its becoming aware of such default or Event of Default. (Section 4.03)

MODIFICATION

   Modification and amendment of the Indenture or the LYONs may be effected by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, without the consent of each Holder affected thereby, no amendment may, among other things, (i) reduce the principal amount at maturity, Issue Price, Purchase Price, Change in Control Purchase Price or Redemption Price with respect to any LYON, or extend the stated maturity of any LYON or alter the manner or rate of accrual of Original Issue Discount or interest, or make any LYON payable in money or securities other than that stated in the LYON; (ii) make any reduction in the principal amount at maturity of LYONs whose Holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) make any change that adversely affects the right to convert any LYON or the right to require the Company to purchase a LYON;
(iv) modify the provisions of the Indenture relating to the subordination of the LYONs in a manner adverse to the Holders of the LYONs; or (v) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs. No change that adversely affects the rights of any holder of Senior Indebtedness of the Company under the subordination provisions of the Indenture may be made unless the requisite holders of Senior Indebtedness consent to such change pursuant to the terms of such Senior Indebtedness (Section 9.02).

   Without the consent of any Holder of LYONs, the Company and the Trustee may amend the Indenture to (i) cure any ambiguity, defect or inconsistency, provided, however, that such amendment does not materially adversely affect the rights of any Holder, (ii) provide for the assumption by a successor to the Company of the obligations of the Company under the Indenture, (iii) provide for uncertificated LYONs in addition to certificated LYONs, as long as such uncertificated LYONs are in registered form for United States federal income tax purposes, (iv) make any change that does not adversely affect the rights of any Holder of LYONs, (v) make any change to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or (vi) add to the covenants or obligations of the Company under the Indenture or surrender any right, power or option conferred by the Indenture on the Company. (Section 9.01)

DISCHARGE OF THE INDENTURE

   The Company may satisfy and discharge its obligations under the Indenture by delivering to the Trustee for cancellation all outstanding LYONs or by depositing with the Trustee, the Paying Agent or the Conversion Agent, if applicable, after the LYONs have become due and payable, whether at stated maturity, or any Redemption Date, or any Purchase Date, or a Change of Control Purchase Date, upon conversion or otherwise, cash or Common Stock (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the Indenture by the Company. (Article 8)

LIMITATIONS OF CLAIMS IN BANKRUPTCY

   If a bankruptcy proceeding is commenced in respect of the Company, under Title 11 of the United States Code, the claim of the Holder of a LYON may be limited to the Issue Price of the LYON plus that portion of the Original Issue Discount that is deemed to have accrued from the date of issue to the commencement of the proceeding.

INFORMATION CONCERNING THE TRUSTEE

   First Union National Bank is the Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture. The Trustee also acts as trustee under the indentures in connection with the Company's 7% Notes due 2005 and 4% Convertible Subordinated Notes due 1999. In the ordinary course of business, the Company maintains deposits with the Trustee and the Trustee has also from time to time provided other banking services to the Company.


                             CERTAIN TAX ASPECTS


   The following summary of United States Federal income tax considerations is based on current law, regulations and judicial and administrative interpretations thereof, all of which are subject to change. The discussion addresses only LYONs held as capital assets by initial Holders who acquired the LYONs at their issue price and does not deal with special situations, such as those of insurance companies, tax-exempt organizations, individual retirement and other tax-deferred accounts, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States.

   Persons considering the purchase, ownership, conversion or other disposition of LYONs should consult their own tax advisors regarding the Federal income tax consequences and the consequences arising under the laws of any state, local or foreign taxing jurisdiction.

   The Company has been advised by its counsel, Willkie Farr & Gallagher, that in such counsel's opinion the LYONs will be treated as indebtedness for United States Federal income tax purposes. Counsel has further advised the Company that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the LYONs, based upon the LYONs being treated as indebtedness, the following are the material Federal income tax consequences of the LYONs, subject to the qualifications set forth above.

ORIGINAL ISSUE DISCOUNT

   The LYONs are being issued at a substantial discount from their principal amount at maturity. For United States Federal income tax purposes, the difference between the issue price (the initial price at which a substantial number of the LYONs are sold for money) and the stated principal amount at maturity of each LYON constitutes original issue discount ("Original Issue Discount"). Holders of the LYONs will be required to include Original Issue Discount in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

   A Holder of a LYON must include in gross income for Federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the LYON for each day during the taxable year or portion of a taxable year on which such Holder holds the LYON ("Accrued Original Issue Discount"). The daily portion is determined by allocating to each day of the accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the Accrued Original Issue Discount for each prior accrual period. Under these rules, Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. Any amount included in income as Original Issue Discount will increase a Holder's tax basis in the LYON.

   The Company will be required to furnish annually to the Internal Revenue Service and to certain non-corporate Holders information regarding the amount of the Original Issue Discount attributable to that year. For this purpose, the Company will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the LYON or the date six months before such maturity date.

DISPOSITION OR CONVERSION

   Except as described below, gain or loss upon a sale or other disposition of a LYON will generally be capital gain or loss (which will be long term if the LYON is held for more than one year). Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income.

   A Holder's conversion of a LYON into Common Stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The Holder's obligation to include in gross income the daily portions of Original Issue Discount with respect to a LYON will terminate prospectively on the date of conversion. The Holder's basis in the Common Stock received on conversion of a LYON will be the same as the Holder's basis in the LYON at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the LYON converted (assuming each is held as a capital asset), except that the Holder's holding period for Common Stock allocable to Accrued Original Issue Discount may commence on the day following the date of conversion. Gain or loss upon a sale or other disposition of the Common Stock received on conversion of a LYON will be capital gain or loss if the Common Stock is a capital asset in the hands of the Holder.

   If the Holder elects to exercise his option to tender the LYON to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of all or part of the Purchase Price, the exchange of the LYON for Common Stock should qualify as a reorganization or an otherwise nontaxable transaction for Federal income tax purposes. If the Purchase Price is paid solely in Common Stock, neither gain nor loss would generally be recognized by the Holder, except as described below with respect to a fractional share. If the Purchase Price is paid in a combination of shares of Common Stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the Holder would be recognized, but only to the extent such gain does not exceed such cash. A Holder's tax basis in the Common Stock received in the exchange will be the same as the Holder's tax basis in the LYON tendered to the Company in exchange therefor (exclusive of any tax basis allocable to a fractional share interest as described below), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the Holder on the exchange (other than gain with respect to a fractional share). The holding period for Common Stock received in the exchange will include the holding period for the LYON tendered to the Company in exchange therefor (assuming each is held as a capital asset), except that the holding period for Common Stock allocable to Accrued Original Issue Discount may commence on the day following the Purchase Date.

   Under the current advance ruling policy of the Internal Revenue Service, cash received in lieu of a fractional share of Common Stock upon conversion of a LYON or upon a put of a LYON to the Company on a Purchase Date should be treated as a payment in exchange for such fractional share. Accordingly, if such Common Stock is a capital asset in the hands of the Holder, the receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the Holder's basis in the fractional share.

   If the Holder elects to exercise his option to tender the LYONs to the Company on a Purchase Date or a Change in Control Purchase Date and the Company delivers cash in satisfaction of the pre-maturity purchase price, such an exchange would be a taxable sale. The Holder would recognize gain or loss upon the sale, measured by the difference between the amount of cash transferred by the Company to the Holder in satisfaction of the Purchase Price or the Change in Control Purchase Price and the Holder's basis in the tendered LYON. Gain or loss recognized by the Holder would be capital gain or loss.

   If a Holder sells a LYON in the market, it will be a taxable sale with the same results as a tender to the Company with a payment in cash.

   Gain or loss upon a sale or other disposition of the Common Stock received upon conversion of a LYON or in satisfaction of the Purchase Price of a LYON put to the Company generally will be capital gain or loss if the Common Stock is held as a capital asset (which gain or loss will be long-term if the holding period for such Common Stock is more than one year).

CONSTRUCTIVE DIVIDEND

   If at any time the Company makes a distribution of property to its shareholders that would be taxable to such shareholders as a dividend for United States Federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to Holders of the LYONs. For example, an increase in the conversion rate in the event of distributions of evidences of indebtedness or assets of the Company or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to Holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for Common Stock will not. See "Description of LYONs--Conversion Rights."

                DESCRIPTION OF COMMON STOCK AND RELATED RIGHTS

   The statements made under this caption include summaries of certain provisions contained in the Company's Articles of Incorporation, Bylaws and Shareholders Rights Plan (as amended, the "Plan"). These statements do not purport to be complete and are qualified in their entirety by reference to such documents.

   The Company is authorized to issue 500,000,000 shares of Common Stock, $1.00 par value, of which 62,519,838 shares were outstanding as of August 3, 1996. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividends" for information as to dividend policy. Holders of Common Stock have no preemptive right to purchase additional shares. Each share of Common Stock is entitled to one vote with respect to matters other than the election of directors. In the election of directors, each holder of Common Stock is entitled to as many votes as is equal to the number of shares held multiplied by the number of directors to be elected, and each shareholder may cast all of such votes for a single director or may distribute them among any number of directors to be voted for. The Bylaws of the Company provide that the Board of Directors shall consist of not more than 12 members divided into three classes, the precise number of members to be fixed from time to time by the Board of Directors. The Board is currently comprised of ten Directors. The Directors of the class elected at each annual election hold office for a term of three years, with the term of each class expiring at successive annual meetings of shareholders.

   On December 17, 1987, the Company adopted the Plan. Pursuant thereto, the Board declared a dividend distribution of one Common Stock Purchase Right ("Right") for each share of the Company's Common Stock then outstanding and authorized the issuance of one Right with respect to each share of Common Stock to become outstanding thereafter, including the Common Stock issuable upon the conversion of the LYONs offered hereby. Each Right ordinarily entitles its holder to purchase one share of Common Stock at an exercise price of $55 per share, subject to adjustment pursuant to certain antidilution provisions. The Rights will become exercisable only if a person or a group acquires beneficial ownership of 20% or more of the Company's Common Stock (exclusive of holdings as of December 17, 1987) or announces a tender offer, the consummation of which would result in ownership by a person or a group of 30% or more of the Common Stock (exclusive of holdings as of December 17, 1987). The Company, by action of its Board of Directors, is entitled to redeem the Rights at $.02 per Right at any time before a person or a group has crossed the 20% ownership threshold and, provided a majority of the Company's independent directors approves such redemption, for 15 days thereafter.

   If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, each Right will entitle its holder to buy a number of shares of common stock of the acquiring company having a market value equal to twice the exercise price of each Right. In addition, if a person or group acquires 20% or more of the Company's Common Stock (exclusive of holdings as of December 17, 1987) or if a 20% or greater shareholder (exclusive of shareholders as of December 17, 1987) acquires the Company by means of a reverse merger or engages in certain self-dealing transactions with the Company, each Right not owned by such party will entitle its holder to purchase, at the Right's then current exercise price, that number of shares of Common Stock having a market value at the time of twice the exercise price of each right. The Plan authorizes the Company's independent directors to waive or alter certain features of the Rights in certain circumstances. The final expiration date of the Rights, even if they never become exercisable, is December 31, 1997.

   The foregoing provisions of the Bylaws and the Plan may have an effect of delaying, deferring or preventing a change in control of the Company. Although the Flexitrust is not intended to be an antitakeover mechanism, the creation of the Flexitrust and the purchase of shares of Common Stock by the Flexitrust may also have certain antitakeover effects. Because the trustee of the Flexitrust votes the Common Stock held by it in the manner directed by participants in certain of the Company's employee benefit plans, the transfer of shares of Common Stock to the Flexitrust may make it more difficult for an acquiror of Common Stock to obtain an affirmative vote for a proposed merger without employee support. Additionally, an Interested Shareholder (as defined in Section 2553 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL") would find it difficult to engage in a business combination with the Company during the five-year period after becoming an Interested Shareholder without the support of some employees.

   The Company's Common Stock is currently listed on the New York Stock Exchange. The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                 UNDERWRITING

   Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed, subject to the terms and conditions of the Purchase Agreement, to
purchase $     aggregate principal amount at maturity of the LYONs from the
Company. The Underwriter has advised the Company that it proposes to offer the LYONs directly to the public at the offering price set forth on the front cover page of this Prospectus. After the initial public offering, the offering price may be changed. The LYONs are offered subject to receipt and acceptance by the Underwriter and to certain other conditions, including the right to reject orders in whole or in part.

   The Company has granted the Underwriter an option to purchase up to an
additional $     aggregate principal amount at maturity of the LYONs, at the initial public offering price less the underwriting discount solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus.

   The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

   The Company, its directors and executive officers each have agreed, subject to certain exceptions, not to sell or otherwise dispose of shares of Common Stock, sell or grant rights, options or warrants with respect to Common Stock or securities convertible into Common Stock prior to the expiration of 90 days from the date of this Prospectus, without the prior written consent of the Underwriter, except with respect to 174,500 shares of Common Stock underlying employee stock options held by Mitchell G. Leibovitz which expire on December 8, 1996.

   The Underwriter has previously marketed (and anticipates continuing to market) securities of issuers under the trademark "LYONs". The LYONs offered by the Company hereby contain certain terms and provisions which are different from such other previously marketed LYONs, the terms and provisions of which also vary. See "Description of LYONs".


                                LEGAL MATTERS


   The validity of the authorization and issuance of the LYONs offered hereby is being passed upon for the Company by Willkie Farr & Gallagher, New York, New York, and for the Underwriter by Brown & Wood LLP, New York, New York.


                                   EXPERTS


   The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 3, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

=============================================================================

   No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the LYONs in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or the affairs of the Company since the date hereof.
                                    ------

                              TABLE OF CONTENTS

                                                                       Page
                                                                      --------
Available Information  .....................                             2
Incorporation of Certain Documents by
  Reference ................................                             2
Prospectus Summary  ........................                             3
Use of Proceeds  ...........................                             7
Capitalization  ............................                             7
Price Range of Common Stock
  and Dividends ............................                             8
Selected Financial Data  ...................                             9
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................                            10
Description of LYONs  ......................                            14
Certain Tax Aspects  .......................                            24
Description of Common Stock and
  Related Rights ...........................                            27
Underwriting  ..............................                            29
Legal Matters  .............................                            29
Experts  ...................................                            29


=============================================================================

=============================================================================


                                     LOGO


                        Liquid Yield Option(TM) Notes
                                   due 2011
                        (Zero Coupon -- Subordinated)
                                    ------
                                  PROSPECTUS
                                    ------

                             Merrill Lynch & Co.

                              September  , 1996
                 (TM )Trademark of Merrill Lynch & Co., Inc.

=============================================================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


   The following table sets forth all expenses (other than the underwriting discounts and commissions) in connection with the sale and distribution of the securities being registered, which will be paid solely by the Company. All the amounts shown are estimates, except the Commission registration fee:

SEC Registration Fee  ......................................        $ 39,656
Printing and Engraving Expenses ............................          25,000
Legal Fees and Expenses  ...................................         100,000
Accounting Fees and Expenses  ..............................          20,000
Blue Sky Fees and Expenses  ................................          10,000
Trustee Fees  ..............................................          10,000
Rating Agency Fees  ........................................          50,000
Miscellaneous Expenses  ....................................          20,344
                                                                    ----------
        Total ..............................................        $275,000
                                                                    ==========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Sections 1741 through 1750 of Subchapter D, Chapter 17, of the BCL contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

   Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions), to which any of them is a party or is threatened to be made a party by reason of his being a representative of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

   Section 1742 permits indemnification in derivative actions if the appropriate standard of conduct is met, except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

   Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742.

   Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct and that such determination will be made (i) by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

   Section 1745 provides that expenses incurred by an officer or director in defending an action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

   Section 1746 provides generally that the indemnification and advancement of expenses provided by Subchapter 17D of the BCL (i) will not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office, and (ii) may not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

   Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter 17D of BCL.

   Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental corporate changes and to representatives serving as fiduciaries of employee benefit plans.

   Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

   Article VII of the Company's Bylaws provides in general that the Company shall indemnify its officers and directors to the fullest extent permitted by law. The Bylaws further provide that any alteration, amendment, or repeal of the indemnification provisions, if not approved by 80% of the Board of Directors, requires the affirmative vote of shareholders owning at least 80% of the outstanding shares entitled to vote.

   The Company maintains liability insurance on behalf of its directors and officers.


   See Section 6 of the Purchase Agreement, filed as Exhibit 1 hereto, pursuant to which the Underwriter agrees to indemnify the Company, its directors, certain officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.


 Exhibit
   Number                                                  Description
 -----------   ----------------------------------------------------------------------------------------------------
 *1           Form of Purchase Agreement
 *4.1         Form of Indenture between the Company and First Union National Bank, as Trustee, including form of LYON
 *4.2         Rights Agreement, dated as of December 17, 1987, between the Company and The Philadelphia National Bank, including form of Right Certificate and Summary of Rights to Purchase Common Stock (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated December 17, 1987)
 *4.3         Amendment to Rights Agreement, dated as of June 6, 1989, between the Company and The Philadelphia National
              Bank (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated June 6,
              1989)
  5           Opinion of Willkie Farr & Gallagher
  8           Opinion of Willkie Farr & Gallagher regarding tax matters
*12.1         Calculation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the Company's
              Annual Report on Form 10-K for the year ended February 3, 1996)
*12.2         Calculation of Ratio of Earnings to Fixed Charges for the 26 weeks ended August 3, 1996
 23.1         Consent of Willkie Farr & Gallagher (included as part of Exhibit 5 and Exhibit 8)
 23.2         Consent of Deloitte & Touche LLP
*24           Power of Attorney
*25           Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939 of the Trustee

- ------
 *Previously filed.


ITEM 17. UNDERTAKINGS

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on September 16, 1996.


                                          THE PEP BOYS - MANNY, MOE & JACK
                                          By: /s/ MITCHELL G. LEIBOVITZ
                                          -----------------------------------
                                                  Mitchell G. Leibovitz
                                            Chairman of the Board, President
                                               and Chief Executive Officer

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                              Title                             Date
 -----------------------------   ----------------------------------------   ---------------------
  /s/ MITCHELL G. LEIBOVITZ     Chairman of the Board, President and Chief    September 16, 1996
  ----------------------------  Executive Officer and Director (Principal
  Mitchell G. Leibovitz         Executive Officer)
     /s/ MICHAEL J. HOLDEN      Executive Vice President, Chief Financial     September 16, 1996
  ----------------------------  Officer and Treasurer (Principal Financial
  Michael J. Holden             and Accounting Officer)
               *                Director                                      September 16, 1996
  ----------------------------
  Lennox K. Black
               *                Director                                      September 16, 1996
  ----------------------------
  Pemberton Hutchinson
               *                Director                                      September 16, 1996
  ----------------------------
  Bernard J. Korman
               *                Director                                      September 16, 1996
  ----------------------------
  J. Richard Leaman, Jr.
               *                Director                                      September 16, 1996
  ----------------------------
  Malcolmn D. Pryor
               *                Director                                      September 16, 1996
  ----------------------------
  Lester Rosenfeld
               *                Director                                      September 16, 1996
  ----------------------------
  Benjamin Strauss
               *                Director                                      September 16, 1996
  ----------------------------
  Myles H. Tanenbaum
       /s/ DAVID V. WACHS       Director                                      September 16, 1996
  ----------------------------
  David V. Wachs

*By: /s/ MICHAEL J. HOLDEN
- -------------------------------
       Michael J. Holden
        Attorney-in-Fact

                                EXHIBIT INDEX


   Exhibit
   Number                                        Description
 -----------   -------------------------------------------------------------------------------
 *1           Form of Purchase Agreement
 *4.1         Form of Indenture between the Company and First Union National Bank, as Trustee,
              including form of LYON
 *4.2         Rights Agreement, dated as of December 17, 1987, between the Company and The Philadelphia
              National Bank, including form of Right Certificate and Summary of Rights to Purchase
              Common Stock (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated December 17, 1987)
 *4.3         Amendment to Rights Agreement, dated as of June 6, 1989, between the Company and
              The Philadelphia National Bank (incorporated by reference to Exhibit 1 to the Company's
              Current Report on Form 8-K dated June 6, 1989)
  5           Opinion of Willkie Farr & Gallagher
  8           Opinion of Willkie Farr & Gallagher regarding tax matters
*12.1         Calculation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit
              12 to the Company's Annual Report on Form 10-K for the year ended February 3, 1996)
*12.2         Calculation of Ratio of Earnings to Fixed Charges for the 26 weeks ended August 3,
              1996
 23.1         Consent of Willkie Farr & Gallagher (included as part of Exhibit 5 and Exhibit 8)
 23.2         Consent of Deloitte & Touche LLP
*24           Power of Attorney
*25           Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939 of the Trustee

- ------
 *Previously filed.